July 8, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed April 29, 2009
File No. 001-12040

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments provided in your letter dated June 9, 2009, regarding your review of the aforementioned filings with the Securities and Exchange Commission.  For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.  Unless otherwise stated, all dollar amounts in this letter are in thousands.

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended March 31, 2009

Comment 1:
Exhibits 31.1 and 31.2
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a).  Revise your certifications to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K.  More specifically, revise to refer to “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))” immediately following your reference to disclosure controls and procedures in the introduction.  In addition, revise to add the missing language from paragraph 4(b) as follows:  “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Please file an amendment to each of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response:	We have revised the language in the certifications and filed the revised certifications as exhibits to the Form 10-K/A and Form 10-Q/A as requested.

Form 10-K for the Fiscal Year ended December 31, 2008

Comment 2:
Segment information, page 32
Discuss your net segment income (loss).  Include in your discussion how you evaluate your segment’s performance based on net segment income (loss) information.  Please provide us with your proposed disclosures.

Response:
In response to your comment, we have drafted proposed prospective disclosure that sets forth our net segment income (loss) and discusses how we evaluate our segments’ performance based on this information, which is attached as Exhibit A – Proposed Disclosure of Net Segment Income (Loss).  In future filings, we will include the disclosure provided on Exhibit A (updated, as applicable, for the periods covered by the filing) under Segment Information in the Results of Operations section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment 3:
Liquidity and Capital Resources, page 36
Expand your discussion to provide a greater analysis of the sources of your funds, including the sufficiency of the $50 million credit facility, to meet your short-term and long-term liquidity needs.  We note that your expected capital expenditures of $47 million to $53 million and your contractual obligations disclosed on page 41.  In addition, we note that your Credit Agreement contains restrictions on your ability to make other investments, capital expenditures and to incur additional debt.  Please provide us with your proposed disclosures.

Response:
In response to your comment, we have drafted proposed prospective disclosure to expand our discussion in the Liquidity and Capital Resources section to provide a greater analysis of the sources of our funds, including the sufficiency of the $50 million revolving credit facility to meet our short-term and long-term liquidity needs. Such prospective disclosure is attached as Exhibit B – Proposed Expanded Disclosure of Liquidity and Capital Resources.  In future filings, we will include the disclosure provided on Exhibit B (updated, as appropriate) in the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment 4:	Capital expenditures, page 40 Disclose the amounts of your discretionary and non-discretionary expected capital expenditures of $47 million to $53 million.

Response:
As disclosed in our Obligations and Commitments table on page 41 of our Form 10-K for the fiscal year ended December 31, 2008, we have construction commitments of $5.7 million for 2009.  These commitments, and other expenditures in response to emergency situations at our centers, the amount of which we cannot predict, represent our non-discretionary capital expenditures.  The remaining amount of our 2009 planned capital expenditures is discretionary.

Similar to the disclosures included above, we will clarify this distinction of discretionary and non-discretionary expected capital expenditures in future filings.

Comment 5:
Critical Accounting Estimates
Insurance, page 42
Refer to the second paragraph and provide the following information:

a. Briefly describe the reported and paid loss development methods, expected loss method and the reported and paid BornhuetterFerguson methods.  In addition, disclose how you weight each of the methods used including the basis for that weighting.
b. We note that the “foundation for each of these methods is [y]our actual historical reported and/or paid loss data.”  Describe the significant estimates and assumptions used in each method.
c. Explain in more detail the nature of the “industry benchmark reporting and payment patterns” used and how this information is used to supplement your historical data.
d. Describe all changes to the assumptions that had a significant impact on your reserves.  We note your disclosures on page 43.

Please provide us with your proposed disclosures.

Response:
In response to your comment, we have drafted proposed prospective disclosure on this matter, which is attached as Exhibit C – Proposed Disclosure of Critical Accounting Estimates for Self-Insurance Obligations.  In future filings, we will include the disclosure provided on Exhibit C (updated, as appropriate) in the Critical Accounting Estimates section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment 6:
Critical Accounting Estimates
Insurance, page 42
Refer to the second and third paragraphs on page 43.  Briefly describe the current available information that impacted your estimates for accident years and incidents that have been incurred but not reported claims.  Please provide us with your proposed disclosures.

Response:
In response to your comment and in conjunction with our response to Comment 5 above, we have drafted proposed prospective disclosure to more fully describe the current information available that impacts our estimates for accident years and incidents that have occurred but not reported claims, which is attached as Exhibit C – Proposed Disclosure of Critical Accounting Estimates for Self-Insurance Obligations.  In future filings, we will include the disclosure provided on Exhibit C (updated, as appropriate) in the Critical Accounting Estimates section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment 7:
Critical Accounting Estimates
Goodwill and Accounting for Business Combinations, page 43
We note that goodwill accounted for 21.2% of total assets as of December 31, 2008.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

• Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

• Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

• Describe the significant estimates and assumptions you employed in your discounted cash flow analysis to determine the fair value of your reporting units in your impairment analysis.  For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

• Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

Please provide us with your proposed disclosures.  For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:
In response to your comment, we have drafted proposed prospective disclosure to expand our discussion regarding our impairment testing policy for goodwill, which is attached as Exhibit D – Proposed Disclosure of Critical Accounting Estimates for Goodwill Impairment Testing.  In future filings, we will include the disclosure provided on Exhibit D (updated, as appropriate) in the Critical Accounting Estimates section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Also, please note that there were no changes to our reporting units or allocations of goodwill by reporting unit during 2008.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Comment 8:	Audited and Related Fees, page 18 In future filings, clarify that the amounts disclosed in this table are “in thousands” or provide the full amount of the fees.
Response:	In future filings, we will clarify that the amounts listed in the “Audit and Related Fees” table are in thousands.

Comment 9:
Executive Compensation, page 22
Compensation Discussion & Analysis, page 22
Financial Performance Measure, page 25
We note that one of the company performance measures under your executive bonus plan is EBITDA.  Since your definition of EBITDA differs from the definition derived from the acronym, in future filings, please label this non-GAAP measure as adjusted EBITDA or some other descriptive label.  In addition, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

Response:
In future filings, we will refer to our EBITDA measurement as “adjusted EBITDA” or some other descriptive label.  In addition, we will also further clarify how this non-GAAP financial measure is calculated from our audited financial statements.

Comment 10:
Summary Compensation Table, page 31
In footnote 1, we note you incorporate by reference a portion of your 10-K for 2008.  In future filings, please remove the statement regarding incorporation by reference, here and in footnote 1 to your Director Compensation table, as your financial statement disclosures are deemed part of the disclosure.  See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:
In future filings, we will not include in the Summary Compensation table or in the Director Compensation table a statement to incorporate by reference information from our financial statements with respect to the assumptions and methodologies used to value the option and stock awards reported in the tables.

Comment 11:	Potential Payments upon Termination or Change in Control, page 37 In future filings, please briefly summarize the definitions of “cause,” “change in control” and “good reason.”
Response:
In future filings, we will briefly summarize the definitions of “cause,” “change in control” and “good reason” in our discussion of the benefits that may become payable to our named executive officers in connection with a termination of their employment and/or a change in control.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Comment 12:
Note 1, Other Information, page 7
Expand to state that all adjustments are of a normal recurring nature or describe in detail the nature and amount of any adjustments other than normal recurring adjustments under Rule 10-01(b)(8) of Regulation S-X.

Response:
In future filings, we will expand this disclosure to state that all adjustments are of a normal recurring nature, or alternatively if appropriate, describe the nature and amount of any adjustments other than those of a normal recurring nature.

In connection with our response to your comments and as you have requested, by this signed letter we are providing you the below statement acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based on the comments you have provided.  Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Mr. Dean Suehiro
Mr. Kyle Moffatt
Mr. Scott Hodgon

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP

Exhibit A
Proposed Disclosure of Net Segment Income (Loss)
(proposed disclosure is provided using information
for the year ended December 31, 2008 for illustrative
purposes)

Our reportable segments are strategic business units that provide different products and services.  They are managed separately because each business has different marketing strategies due to differences in types of customers, distribution channels and capital resource needs.  We evaluate the operational strengths and performance of each segment based on financial measures, including net segment income (loss).  Net segment income (loss) is defined as earnings before loss (gain) on sale of assets, net, income tax benefit and discontinued operations. Net segment income for the year ended December 31, 2008 for (1) our inpatient services segment increased $21.9 million, or 16.5%, to $154.3 million, (2) our rehabilitation therapy services segment increased $0.7 million, or 9.0%, to $8.5 million and (3) our medical staffing services segment increased $1.5 million, or 18.3%, to $9.7 million for the year ended December 31, 2008, due to the factors discussed below for each segment.  We use the measure of net segment income (loss) to help identify opportunities for improvement and assist in allocating resources to each segment.

Exhibit B
Proposed Expanded Disclosure of Liquidity and Capital Resources
(proposed disclosure is provided using information for the year ended December 31, 2008 for illustrative purposes; underlined portions represent changes to existing disclosure)

Liquidity and Capital Resources

For the year ended and as of December 31, 2008, our net income was $109.3 million and our working capital was $172.1 million. As of December 31, 2008, we had $92.2 million in cash and cash equivalents, $50.0 million available under our revolving credit facility and $725.8 million in borrowings.  As of December 31, 2008, we were in compliance with the covenants contained in the credit agreement governing the revolving credit facility and our term loan indebtedness, and the indenture governing our 9-1/8% Senior Subordinated Notes due 2015.

Based on current levels of operations, we believe that our operating cash flows (which were $87.8 million for the year ended December 31, 2008), existing cash reserves and availability for borrowing under our revolving credit facility will provide sufficient funds for our operations, capital expenditures (both discretionary and nondiscretionary) as discussed under “Capital Expenditures”, scheduled debt service payments and our other commitments described in the table under “Obligations and Commitments” at least through the next twelve months.  We believe our long term liquidity needs will be satisfied by these same sources, as well as borrowings as required to refinance indebtedness.  Although our credit agreement, which is described under “Loan Agreements”, contains restrictions on our ability to incur indebtedness, we currently believe that we will be able to refinance existing indebtedness or incur additional indebtedness, if needed.  However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing debt or equity securities, on terms that are acceptable to us or at all.

We have not drawn on our revolving credit facility since April 2007, and have since that time relied on our cash flows to provide for operational needs and capital expenditures.  However, there can be no assurance that our operations will continue to provide sufficient cash flow or that refinancing sources will be available in the future, particularly given current economic conditions.  We anticipate that we will be able to utilize our revolving credit facility if needed, as we expect to remain in compliance with the covenants contained in our credit agreement for at least the next twelve months.  However, recent issues involving the stability of financial institutions generally have called into question credit availability, and under the terms of our revolving credit facility, if one lender defaults on a borrowing request, then the other lenders are not required to fund that lender’s share.  While we do not anticipate that any of our lenders will be unable to lend under the revolving credit facility if we determine to borrow funds, no assurance can be given that one or more of our lenders will be able to fulfill their commitments.   We do not depend on cash flows from discontinued operations or sales of assets to provide for future liquidity.

Exhibit C
Proposed Disclosure of Critical Accounting Estimates for Self-Insurance Obligations
(proposed disclosure is provided using information for the year ended December 31,
2008 for illustrative purposes; underlined portions represent changes to existing disclosure)

Insurance.  We self-insure for certain insurable risks, including general and professional liabilities, workers' compensation liabilities and employee health insurance liabilities through the use of self-insurance or retrospective and self-funded insurance policies and other hybrid policies, which vary by the states in which we operate. There is a risk that amounts funded to our self-insurance programs may not be sufficient to respond to all claims asserted under those programs. Insurance reserves represent estimates of future claims payments.  This liability includes an estimate of the development of reported losses and losses incurred but not reported.  Provisions for changes in insurance reserves are made in the period of the related coverage.  An independent actuarial analysis is prepared twice a year to assist management in determining the adequacy of the self-insurance obligations booked as liabilities in our financial statements.  The methods of making such estimates and establishing the resulting reserves are reviewed periodically and are based on historical paid claims information and nationwide nursing home trends. Any adjustments resulting there from are reflected in current earnings. Claims are paid over varying periods, and future payments may be different than the estimated reserves.

We evaluate the adequacy of our self-insurance reserves on a quarterly basis and perform detailed actuarial analyses semi-annually in the second and fourth quarters. The analyses use generally accepted actuarial methods in evaluating the workers’ compensation reserves and general and professional liability reserves.  For both the workers’ compensation reserves and the general and professional liability reserves, those methods include reported and paid loss development methods, expected loss method and the reported and paid Bornhuetter-Ferguson methods.  Reported loss methods focus on development of case reserves for incurred losses through claims closure.  Paid loss methods focus on development of claims actually paid to date.  Expected loss methods are based upon an anticipated loss per unit of measure.  The Bornhuetter-Ferguson method is a combination of loss development methods and expected methods.

The foundation for most of these methods is our actual historical reported and/or paid loss data, over which we have effective internal controls.  We utilize third-party administrators (“TPAs”) to process claims and to provide us with the data utilized in our semi-annual actuarial analyses.  The TPAs are under the oversight of our in-house risk management and legal functions.  These functions ensure that the claims are properly administered so that the historical data is reliable for estimation purposes.  Case reserves, which are approved by our legal and risk management departments, are determined based on our estimate of the ultimate settlement of individual claims.  In cases where our historical data are not statistically credible, stable, or mature, we supplement our experience with nursing home industry benchmark reporting and payment patterns.

The use of multiple methods tends to eliminate any biases that one particular method might have.  Management’s judgment based upon each method’s inherent limitation is applied when weighting the results of each method.  The results of each of the methods are estimates of ultimate losses which includes the case reserves plus an estimate for future development of these

reserves based on past trends, and an estimate for losses incurred but not reported.   These results are compared by accident year and an estimated unpaid loss and allocated loss adjustment expense are determined for the open accident years based on judgment reflecting the range of estimates produced by the methods.

During 2008, we determined that the previous estimates for workers’ compensation reserves for accident years prior to 2008 were understated, based on currently available information, by $3.0 million or approximately 4.9%.  Of that amount, $2.6 million related to continuing operations and $0.4 million related to discontinued operations.  While certain of the claims settled for less than the case reserves, a number also settled for greater than the case reserves.  There were no large or unusual settlements during the period.  As of December 31, 2008, the discounting of the policy periods resulted in a reduction to our reserves of $12.8 million.

We also determined during 2008 that the previous estimates for general and professional liabilities reserves for accident years prior to 2008 were overstated, based on currently available information, by $1.7 million or approximately 2.0%, all of which related to continuing operations.  There were no large or unusual settlements or significant new claims during the period. Professional liability claims have a reporting tail that exceeds one year.  A significant component of our reserves is estimates for incidents that have been incurred but not reported. The reduction in prior periods’ reserves is driven in part by a decrease in our estimate of incurred but not reported claims. In addition, we experienced more favorable settlement terms than anticipated when the reserves were established in a period of greater uncertainty.

Exhibit D
Proposed Disclosure of Critical Accounting Estimates for Goodwill Impairment Testing
(proposed disclosure is provided using information for the year ended December 31, 2008 for illustrative purposes; underlined portions represent changes to existing disclosure)

Goodwill and Accounting for Business Combinations

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies.  Our goodwill included in our consolidated balance sheets as of December 31, 2008 and 2007 was $326.8 and $324.3 million, respectively.  The increase in our goodwill during 2008 was primarily the result of a hospice acquisition in our Inpatient Services segment.

SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) establishes the rules for the accounting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; however, they are subject to annual impairment tests as prescribed by the statement. Intangible assets with definite lives continue to be amortized over their estimated useful lives.

The purchase price of acquisitions is allocated to the assets acquired and liabilities assumed based upon their respective fair values.  We engage independent third-party valuation firms to assist us in determining the fair values of assets acquired and liabilities assumed for significant acquisitions.  Such valuations require us to make significant estimates and assumptions, including projections of future events and operating performance.

Pursuant to SFAS No. 142, we perform our annual goodwill impairment analysis during the fourth quarter of each year.  A reporting unit is a business for which discrete financial information is produced and reviewed by operating segment management and provides services that are distinct from the other components of the operating segment and are reviewed at the division level.  For our Rehabilitation Therapy Services and Medical Staffing Services segments, the reporting unit for our annual goodwill impairment analysis was determined to be at the segment level.  For our Inpatient Services segment, the reporting unit for our annual goodwill impairment analysis was determined to be at one level below our segment level.  Our goodwill balances by reporting unit as of December 31, 2008 are (in thousands):

Inpatient Services – Healthcare facilities reporting unit	$314,729
Inpatient Services – Hospice services reporting unit	7,471
Rehabilitation Therapy Services segment	75
Medical Staffing Services segment	4,533
Total goodwill	$328,098

We tested impairment by comparing the net assets of each reporting unit to their respective fair values. We determine the estimated fair value of each reporting unit using a discounted cash flow analysis and other appropriate valuation methodologies.  The discounted cash flow model utilizes five years of projected cash flows for each reporting unit.  The projected financial results are created from critical assumptions and estimates based upon management’s business plan and historical trends while giving consideration to the global economic environment.  Determining fair value requires the exercise of significant judgments about appropriate discount rates, business growth rates, the amount and timing of expected future cash flows and market information relevant to our overall company value.  In addition, to validate the reasonableness of our assumptions, we utilized our discounted cash flow model on a consolidated basis and compared the estimated fair value to our market capitalization as of December 31, 2008.  Key assumptions in the discounted cash flow model are:

Business Growth Assumptions – Each year we go through an extensive planning process to project the upcoming years’ results.  Key inputs in this process include, but are not limited to: (1) demographic data in local markets that may impact our local customer bases, (2) expectations of changing rates from our various payor sources, (3) trends in our cost of labor to provide services, and (4) self-insurance claims trends.  In recent years, we have generated historical revenue growth of approximately 6% annually, and annual expense growth has ranged from 4.2% to 4.5%.

Terminal Value EBITDA Multiple – Consistent with commonly accepted valuation techniques, a terminal multiple for the final year’s projected results is applied to estimate our value in the final year of the analysis.  That multiple is applied to the final year’s projected earnings from continuing operations before interest, taxes, depreciation and amortization (“EBITDA”).

Discount Rate – Market conditions indicated that a discount rate of 15% was appropriate at December 31, 2008.  This discount rate is consistent with our overall market capitalization comparison.  We consistently apply the same discount rate to the evaluation of each reporting unit.

In the event a unit's net assets exceed its fair value, an implied fair value of goodwill must be determined by assigning the unit's fair value to each asset and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is measured by the difference between the goodwill carrying value and the implied fair value.  Based on the analysis performed, we determined there was no goodwill impairment for the years ended December 31, 2008, 2007 or 2006.

In order to analyze the sensitivity our assumptions have on our overall impairment assessment, we evaluated the impact that a hypothetical reduction in the fair value of a reporting unit would have on our conclusions.  To avoid having a goodwill impairment charge in any reporting unit, we will need to achieve at least 1.7% growth in our revenues and expenses without giving consideration to a control premium.

During 2008, we determined that the valuation allowance for net deferred tax assets related to our recent acquisitions should be reduced by $1.2 million, which decreased goodwill.